UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2007, prepared as per US GAAP

	USD in thousands except share data
	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	163,334	143,027	319,344	272,873	578,851
Cost of revenues	110,392	90,020	211,735	174,511	373,005
Gross profit	52,942	53,007	107,609	98,362	205,846
Selling, general and administrative expenses	28,572	28,598	54,925	55,041	107,433

Provision for doubtful debts and advances	574	161	1,217	295	1,191

Foreign exchange (gain) / loss , net	(8,572)	(98)	(11,202)	896	2,748
Operating income	32,368	24,346	62,669	42,130	94,474
Interest and dividend income	2,993	2,142	5,922	4,908	10,088
Interest expense	(945)	(3,089)	(1,642)	(3,865)	(2,840)
Gain on sale of investments, net	4,821	548	4,973	617	1,679
Other income/(expense), net	196	4,340	1,394	3,379	3,541
Income before income taxes	39,433	28,287	73,316	47,169	106,942
Income taxes	6,226	31,492	12,260	35,928	47,692
Net Income / (loss)	33,207	(3,205)	61,056	11,241	59,250
Earning per share
- Basic	$0.24	$(0.02)	$0.44	$0.08	$0.43
- Diluted	$0.24	$(0.02)	$0.44	$0.08	$0.43
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	138,646,132	137,889,376	138,495,161	137,853,972	137,957,477
- Diluted	139,978,442	137,889,376	139,695,886	138,700,469	138,904,860
Total assets	768,819	591,980	768,819	591,980	640,341
Cash and cash equivalents	61,822	53,027	61,822	53,027	46,510
Investments	272,153	218,028	272,153	218,028	246,016

Notes

1             The above statement of financial results were taken on record by the Board of Directors at its adjourned meeting held on 26 July 2007.

2             The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’). All significant inter-company transactions have been eliminated on consolidation..

3             The subsidiaries considered in the consolidated financial statements as at 30 June 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

4             The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the dateof vesting and the exercise price paid by the employee is subject to FBT. The Company will recover such tax from the employee. The Company’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery will be recorded at the time of the exercise.

5             In July 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI ), a European telecommunications consulting services company. Patni Computer Systems, Inc.( USA ) a wholly owned subsidiary of the Company acquired Taratec Development Corporation (“Taratec”), a US based consulting company in Life Sciences industry. The Company has also set up a subsidiary in Brazil.

6             Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

1

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

	Rs. in thousands except share data
	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Exchange Rate (Rs.)	40.58	45.87	40.58	45.87	44.11

Revenues	6,628,074	6,560,658	12,958,980	12,516,677	25,533,112
Cost of revenues	4,479,692	4,129,205	8,592,217	8,004,802	16,453,255
Gross profit	2,148,382	2,431,453	4,366,763	4,511,875	9,079,857
Selling, general and administrative expenses	1,159,477	1,311,798	2,228,870	2,524,759	4,738,861
Provision for doubtful debts and advances	23,285	7,387	49,384	13,526	52,536
Foreign exchange (gain) / loss , net	(347,853)	(4,497)	(454,578)	41,088	121,211
Operating income	1,313,473	1,116,765	2,543,087	1,932,502	4,167,249
Interest and dividend income	121,473	98,269	240,332	225,116	444,978
Interest expense	(38,328)	(141,682)	(66,642)	(177,278)	(125,269)
Gain on sale of investments, net	195,630	25,143	201,817	28,282	74,065
Other income/(expense), net	7,952	199,071	56,570	155,012	156,212
Income before income taxes	1,600,200	1,297,566	2,975,164	2,163,634	4,717,235
Income taxes	252,660	1,444,527	497,522	1,648,033	2,103,684
Net Income / (loss)	1,347,540	(146,961)	2,477,642	515,601	2,613,551
Earning per share
- Basic	9.72	(1.07)	17.89	3.74	18.94
- Diluted	9.63	(1.07)	17.74	3.72	18.82
Total assets	31,198,670	27,154,112	31,198,670	27,154,112	28,245,426
Cash and cash equivalents	2,508,739	2,432,370	2,508,739	2,432,370	2,051,557
Investments	11,043,988	10,000,934	11,043,988	10,000,934	10,851,772

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned to not rely on such translated amounts

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
26 July 2007	Chairman and Chief Executive Officer

2

Audited Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2007, as per Indian GAAP.

	Rs. in thousands except share data
	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2007	2006	2007	2006	2006
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Income
Sales and service income	6,587,768	6,490,885	13,384,025	12,240,463	26,080,258
Other income	761,320	49,775	1,114,547	121,518	556,869
	7,349,088	6,540,660	14,498,572	12,361,981	26,637,127

Expenditure
Personnel costs	3,871,450	3,538,407	7,578,231	6,761,909	14,447,266
Selling, general and administration costs	1,440,123	1,442,817	3,016,087	2,885,693	5,920,858
Depreciation (net of transfer from revaluation reserves)	245,107	205,524	477,542	398,145	842,693
Interest costs	38,699	128,655	69,252	173,645	189,635
	5,595,379	5,315,403	11,141,112	10,219,392	21,400,452

Profit for the period / year before prior period items and taxation	1,753,709	1,225,257	3,357,460	2,142,589	5,236,675
Prior period items	—	291,898		281,394	221,172
Profit for the period / year before taxation	1,753,709	933,359	3,357,460	1,861,195	5,015,503
Provision for taxation	358,691	1,441,503	630,933	1,647,121	2,114,356
MAT credit entitlement	(96,529)	—	(114,321)	—	(5,735)
Provision for taxation - Fringe benefits	12,060	10,450	22,008	22,268	40,085
Provision for taxation (prior periods)	—	414,645	—	418,976	418,976

Profit/ (Loss) for the period after taxation	1,479,487	(933,239)	2,818,840	(227,170)	2,447,821

Paid up equity share capital (Face Value per equity share of Rs 2 each)	277,327	275,826	277,327	275,826	276,564
Reserves excluding revaluation reserves	—	—	—	—	23,035,534

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	10.67	(6.77)	20.35	(1.65)	17.74
- Diluted	10.54	(6.77)	20.14	(1.65)	17.60

Notes:

1             The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - “Consolidated Financial Statements “ issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.Consolidated financials statements are prepared using uniform accounting policies across the Group.

2             The subsidiaries considered in the consolidated financial statements as at 30 June 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

3             Paid up equity share capital does not include Rs 3,966 (2006 : Rs 2,688 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

4             The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company will recover such tax from the employee. The Company’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery will be recorded at the time of the exercise.

5             During 2006, the Company received a demand from the Income tax department for Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings. The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act.The Company has made a payment of Rs 147,436 as deposit in this regard Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

3

6    Segment Information:

As on 30 June 2007 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Product Engineering Services	Others	Total
For the three months ended 30 June 2007

Sales and service income	966,410	1,571,527	1,460,493	917,669	1,128,472	543,197	6,587,768
For the six months ended 30 June 2007

Sales and service income	1,923,472	3,238,913	2,952,655	1,923,160	2,262,585	1,083,240	13,384,025
Balances as at 30 June 2007
Sundry debtors	719,331	950,313	1,185,151	789,305	962,436	611,103	5,217,639
Cost and estimated earnings in excess of billings	158,858	207,471	262,364	310,321	262,411	137,386	1,338,811
Billings in excess of cost and estimated earnings	(7,646)	(3,570)	(36,186)	(44,433)	(31,506)	(6,970)	(130,311)
Advance from customers	(2,105)	(638)	(1,823)	—	(1,482)	(1,643)	(7,691)

As on 30 June 2006 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Product Engineering Services	Others	Total
For the three months ended 30 June 2006

Sales and service income	1,008,313	1,510,312	1,388,390	1,297,144	895,293	391,433	6,490,885
For the six months ended 30 June 2006

Sales and service income	1,918,711	2,898,068	2,557,837	2,376,311	1,702,470	787,066	12,240,463

Balances as at 31 December 2006
Sundry debtors	729,738	943,801	1,174,494	1,005,557	750,026	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	108,332	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9197)	(9375)	(32229)	(21696)	(36242)	(38507)	(147246)
Advance from customers	(214)	(805)	(5,391)	—	(1,715)	(112)	(8,237)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Until 31 December 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors (ISV) as separate business segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. The integration of these business segments would faciliate improved client service. Accordingly, effective 1 January 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients, and (ii) leveraging the domain skills & platform skills to provide end -toend solutions. Segment data for previous period has been reclassified to conform to current period presentation.

7             In July 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI ), a European telecommunications consulting services company. Patni Computer Systems, Inc.( USA ) a wholly owned subsidiary of the Company acquired Taratec Development Corporation (“Taratec”), a US based consulting company in Life Sciences industry. The Company has also set up a subsidiary in Brazil.

8             Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentations.

4

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Rs. in thousands except share data
	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2007	2006	2007	2006	2006

Consolidated net income as per Indian GAAP	1,479,487	(933,239)	2,818,840	(227,170)	2,447,821

Income taxes	7,861	(83,933)	(1,708)	(71,567)	(133,791)
Foreign currency differences	(86,717)	145,297	(149,709)	111,309	(153,501)
Employee retirement benefits	19,636	10,530	23,616	16,436	3,895
ESOP related Compensation Cost	(44,559)	(48,833)	(90,243)	(88,545)	(182,732)
Business acquisition	(9,793)	(9,904)	(20,270)	(19,571)	(41,176)
Prior period adjustment	—	774,816	—	774,816	765,595
Others	3,522	(436)	17,606	(243)	(21,878)
Total	(110,051)	787,537	(220,706)	722,635	236,412
Consolidated net income as per US GAAP	1,369,436	(145,702)	2,598,133	495,465	2,684,233

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

5

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2007, as per Indian GAAP (Standalone)

	Rs. in thousands except share data
	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2007	2006	2007	2006	2006
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	2,801,856	2,448,574	5,467,738	4,760,804	9,978,301
Other income	772,447	11,455	1,114,373	57,066	477,509
	3,574,303	2,460,029	6,582,111	4,817,870	10,455,810
Expenditure
Personnel costs	1,356,784	1,155,260	2,521,232	2,171,603	4,461,532
Selling, general and administration costs	677,799	516,669	1,269,922	1,018,316	2,120,996
Depreciation	206,453	177,910	403,328	345,082	725,602
Interest costs	19,820	62,277	30,827	89,461	88,792
	2,260,856	1,912,116	4,225,309	3,624,462	7,396,922

Profit for the period / year before taxation	1,313,447	547,913	2,356,802	1,193,408	3,058,888
Provision for taxation	189,810	709,229	282,844	847,474	971,681
MAT credit entitlement	(93,031)	—	(110,823)	—	(5,735)
Provision for taxation-Fringe benefits	9,715	10,000	17,895	21,500	35,313

Profit/ (Loss) for the period after taxation	1,206,953	(171,316)	2,166,886	324,434	2,057,629

	277,327	275,826	277,327	275,826	276,564
Paid up equity share capital (Rs. per equity share of Rs 2 each)
Reserves excluding revaluation reserves	—	—	—	—	21,801,849
Earnings per equity share of Rs 2 each
- Basic	8.71	(1.24)	15.65	2.35	14.91
- Diluted	8.60	(1.24)	15.48	2.33	14.80

Notes

1             The above statement of financial results was reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 26 July 2007.

2             Investor complaints for the quarter ended 30 June 2007:

Pending as on 1 April 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	27	27	—

3    Statement of Utilisation of ADS Funds as of 30 June 2007

	No of shares	Price	Amount
Amount raised through ADS (61,56,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			3,058,194
2 Utilised for Capital expenditure for office facilities			2,190,839
3 Exchange loss			120,823

Total			5,369,856

6

4             During 2006, the Company received a demand from the Income tax department for Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. The Company has made payment of Rs. 147,436 as deposit in this regard. Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

5             The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company will recover such tax from the employee. The Company’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery will be recorded at the time of the exercise.

6             In July 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI ), a European telecommunications consulting services company. Patni Computer Systems, Inc.( USA ) a wholly owned subsidiary of the Company acquired Taratec Development Corporation (“Taratec”), a US based consulting company in Life Sciences industry. The Company has also set up a subsidiary in Brazil.

7             Paid up equity share capital does not include Rs 3,966 (2006 : Rs 2,688 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

8    Aggregate of Non-Promoter Shareholding

	As of 30 June		As of 31 December
	2007	2006	2006
- Number of Shares	77,690,548	76,320,051	77,309,051
- Percentage of Shareholding	56.03%	55.34%	55.91%

9    Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

10  Text of this advertisement was approved by the Board of Directors at the meeting held on 26 July 2007.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
26 July 2007	Chairman and Chief Executive Officer

7

For Press Release

Patni’s Q2 2007 Revenues up 14.2% YoY at $163.3 million (Rs. 6,628.1 million),

Net Income up 98.9 % at $ 33.2 million (Rs 1,347.5 million)

Mumbai, India, Cambridge, USA, July 26th 2007: Patni Computer Systems Limited (Patni) today announced its financial results for the second quarter ended 30th June 2007.

Performance Highlights

Important note:

As stated in our Q2 2006 release, prior years’ tax review by the IRS and a review by the Department of Labor of Patni’s US operations had resulted in additional provisions which led to an increase in gross profit and operating income by approximately US$ 7.0 million and decrease in net income by US$ 19.9 million for Q2 2006. Variations in Patni’s Q2 2006 financial performance as a result of these reviews had been referred to as ‘additional provisions’ in the said press release. Financial Performance for Q2 2006 excluding these additional provisions has been considered for comparative performance review with Q2 2007 in this release.

Performance Highlights for the quarter ended June 30th 2007

•                  Revenues for the quarter at US$ 163.3 million (Rs. 6,628.1 million)

•                  Up 4.7% sequentially from US$ 156.0 million (Rs. 6,724.0 million)

•                  Up 14.2% YoY from US$ 143.0 million (Rs 6,560.7 million)

•                  Operating Income for the quarter at US$ 32.4 million (Rs. 1,313.5 million)

•                  Up 6.8% sequentially from US$ 30.3 million (Rs 1,306.0 million)

•                  Rupee Appreciation impact of ~200 basis points.

•                  Compensation increase impact of ~260 basis points

•                  Up 87.5% YoY from US$ 17.3 million (Rs 792.0 million)

•                  Net Income for the quarter at US$ 33.2 million (Rs 1,347.5 million)

•                  Up 19.2% sequentially from US$ 27.8 million (Rs 1,200.3 million)

•                  Up 98.9% YoY from US$ 16.7 million (Rs 766.0 million)

•                  EPS for the quarter at US$ 0.24 per share(US$ 0.48 per ADS) up 19.0% sequentially and 97.8% YoY

•                  Stock based expense for the quarter was US$ 1.1 million as compared to US$ 1.0 million during previous quarter.

•                  Top Customer contribution towards revenue decreased to 10.7% during the quarter from 11.1% in Q1 2007. Revenue concentration of Top 10 clients also reduced to 46.9% from 48.8% in the previous quarter.

•                  Acquired 25 new clients during the quarter. Number of active clients was 267 at quarter end as compared to 252 in Q1 2007.

Future Outlook:

Q3 2007 revenues are expected to be in the range of US$ 167 - 168 million and net income (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 18.5- US$ 19.0 million at a constant $ value of Re. 40.8 per US $ for the quarter.

1

Management comments

Commenting on the Q2 2007 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said “ We continue to invest in our business to strengthen our long term prospects. We are focusing heavily in Europe in line with our strategy and have strengthened the leadership team and also made inorganic investment in the region. We are confidently optimistic about the future and are committed to enhancing all round stake-holder value.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “Our client and service offering profiles have strengthened over the last quarter. During the quarter we not only added 25 new clients but also reduced dependence on the Top 5 and Top 10 clients. Inorganic assets acquired recently are being integrated to drive synergy benefits faster”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added, “Timely and effective hedging of our foreign currency exposures enabled us to neutralize the negative foreign exchange effect for the quarter besides overall control of operating metrics and costs. We continue to make organic and inorganic investments in our business for long term profitable growth”

2

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME

For the quarter / period ended

Particulars	Jun 30 2007	Mar 31 2007	QoQ Change %	Jun 30 2006	2006	Additional Provision in 2006		2006 (Excluding additional provisions)	Jun 30 2006 (Excluding additional provisions)
Revenue	163.3	156.0	4.7%	143.0	578.9	—		578.9	143.0
Cost of revenues	106.0	97.5	8.7%	86.8	359.8	-7.0	(1)	366.9	93.9
Depreciation	4.4	3.8	14.3%	3.2	13.2	—		13.2	3.2
Gross Profit	52.9	54.7	-3.2%	53.0	205.8	7.0	(1)	198.8	45.9
Sales and marketing expenses	11.9	11.2	5.5%	11.0	43.1	—		43.1	11.0
General and administrative expenses	16.7	15.1	10.6%	17.6	64.3	—		64.3	17.6
Provision for doubtful debts and advances	0.6	0.6	-10.8%	0.2	1.2	—		1.2	0.2
Foreign exchange (gain) / loss, net	(8.6)	(2.6)	225.9%	(0.1)	2.7			2.4	(0.1)
Operation income	32.4	30.3	6.8%	24.3	94.5	7.0	(1)	87.4	17.3
Other income / (expense), net	7.1	3.6	97.3%	3.9	12.5	0.2		12.4	3.8
Income before income taxes	394	33.9	16.4%	28.3	106.9	7.2	(2)	99.8	21.1
Income taxes	6.2	6.0	3.2%	31.5	47.7	27.1		20.6	4.4
Net income/(loss)	33.2	27.8	19.2%	(3.2)	59.3	-19.9	(3)	79.2	16.7
Earning per share
- Basic	$0.24	$0.20		$(0.02)	$0.43			$0.57	$0.12
- Diluted	$0.24	$0.20		$(0.02)	$0.43			$0.57	$0.12
Weighted average number of common shares used in computing earnings per share
- Basic	138,646,132	138,342,512		137,889,376	137,957,477			137,957,477	137,889,376
- Diluted	139,978,442	139,413,330		137,889,376	138,904,860			138,904,860	137,889,376

** Prior year’s tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversal of additional provisions leading to an increase in Q2 2006 Gross Profit and Operation Income and a decrease in Q2 2006 Net Income.

(1) — due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) — impact of 1, net of write-back of interest/penalty for earlier years

(3) — impact of re-assessed corporate taxes for earlier years, net of 2

3

Revenues

Revenues during the quarter were in line with expectations at US$ 163.3 million (Rs 6,628.1 million) representing sequential increase of 4.7% and 14.2% on YoY basis. 25 new clients were added during the quarter.

Gross profit

Gross margins were at 32.4% as compared to 35.0% in Q1 2007 due to the following

— Rupee appreciation impact of ~200 basis points.

— Annual wage increase impact of ~260 basis points

— Positive impact due to period costs reduction of ~180 basis points largely due to visa costs

— Other efficiency gains of around 20 basis points.

Gross Margins in Q2 07 at US$ 52.9 million (Rs 2,148.4 million) were lower by 3.2% sequentially and increased by 15.3% on YoY basis.

Selling and Marketing Expenses

Overall sales and marketing costs were stable at 7.2% of sales with marginal absolute increase to US$ 11.9 million (Rs. 481.4 million), as compared to $11.2 million (Rs. 484.6 million) in the previous quarter

G&A expenses

Overall G&A increase to 10.2% against 9.7% to US $16.7 million (Rs. 678.1 million) compared to US $ 15.1 million (Rs. 651.2 million) in the previous quarter on account of increase in people costs due to compensation increase and forex impact.

Foreign exchange gain/loss

The Foreign exchange gain for the quarter was US$ 8.6 million (Rs.347.9 million) on account of mark to market of forex contracts , revalution of debtors and tax liabilities, as compared to a similar gain of US$ 2.6 million (Rs 113.4 million) in Q1 2007.

The quarter end rate for debtors revaluation was Rs 40.72. At the end of Q2 2007, we had outstanding contracts of about US$ 211 million taken in the range of Rs. 41.07 to Rs. 46.44.

Operating income

Net of Gross margin and SG&A cost changes and foreign exchange gain, Operating income including foreign exchange gain on hedging was higher at 19.8% at $32.4 million (Rs 1,313.5 million) against 19.4% or $30.3 million (Rs 1,306.0 million) in Q1 2007. Without hedging gain /loss the operating margins declined sequentially from 17.7% to 14.6% . Operating Income grew 87.5% on YoY basis as compared to $17.3 million (Rs 792.0 million) in corresponding quarter of previous year (after adjusting for additional provisions) and grew by 38.6% excluding foreign exchange (gain)/loss on like to like basis.

Other income

Other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) was higher at US$ 7.1 million (Rs 286.7 million) as compared to US $ 3.6 million (Rs 154.4 million) in the previous quarter. This is on account of higher amount of fixed maturity treasury investments maturing during the quarter per estimates

4

Profit before tax

Profit before tax for the quarter was consequently higher by 16.4% at US$ 39.4 million (Rs. 1,600.2 million) as compared to US$ 33.9 million (Rs. 1,460.3 million) during previous quarter.

Income taxes

Income tax for the quarter was at US$ 6.2 million (Rs 252.7 million) at 15.8% effective tax rate on profit before tax lower than the previous quarter rate of 17.8%. Part of the reduction in Effective Tax rate sequentially is due to higher component of other income during the quarter.

Net income

Consequently, net income for the quarter was at US$ 33.2 million (Rs 1,347.5 million), an increase of 19.2% as compared to Q1 2007 net income of US$ 27.8 million (Rs 1,200.3 million). Increased focus on margin improvement during previous few quarters resulted in YoY increase of Net Income at 98.9% as compared to corresponding quarter of previous year after adjusting it for additional provisions.

EPS

EPS for the quarter was at US$ 0.24 and US$ 0.48 per ADS marginally higher than US$ 0.20 per share and US $ 0.40 per ADS. EPS increased by 97.8 % on YoY basis from $0.12 per share or $0.24 per ADS after adjusting it for additional provisions.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 33.2 million (Rs 1,347.5 million), cash from operating activities was at US$ 36.2 million (Rs 1,467.9) net of changes in current assets and liabilities of US$ 2.0 million and non cash charges of US$ 1.0 million. These non cash charges comprise of depreciation and amortization of US$ 7.3 million and other charges of US$ (-)6.3 million.

Net Cash used in investing activities was at US$ 9.4 million (Rs 381.7 million) which include net capital expenditure of US$ 18.5 million (Rs 750.1 million) and net investment in securities at US$ 9.1 million (Rs. 368.4 million).

Net cash inflow used in financing activities was at US$ 10.1 million (Rs 408.4 million) consisting of proceeds from common shares issued of US$ 0.2 million (Rs. 9.1 million) and dividend on common shares of US$ 10.2 (Rs. 412.8 million) and 0.1 million (Rs. 4.6 million) on other financing activities.

Overall cash and cash equivalents (including short term investments) at the close of 30th June 2007 were at US$ 330.7 million (Rs 13,418.2 million), compared to US$ 295.1 million (Rs 12,717.5 million) at the close of Q1 2007.

At the end of Q2 2007, receivables were at US$ 123.8 million (Rs 5,024.5 million) as compared to US$ 122.6 million (Rs 5,281.9 million) in the previous sequential quarter. Days outstanding for the current quarter were at 70 days as compared to 72 days in Q1 2007.

5

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Jun 30 2007	Mar 31 2007	Jun 30 2006	2006	Additional Provision in 2006		2006 (Excluding additional provisions)		Jun 30 2006 (Excluding additional provisions)
Exchange rate $1 = INR	40.58	43.10	45.87	44.11	44.11		44.11		45.87
Revenue	6,628.1	6,724.1	6,560.7	25,533.1	—		25,533.1		6,560.7
Cost of revenues	4,303.0	4,203.8	3,982.9	15,872.2	(312.3)		16,184.5		4,307.6
Depreciation	176.7	164.2	146.3	581.1	—		581.1		146.3
Gross Profit	2,148.4	2,356.1	2,431.5	9,079.9	312.3	(1)	8,767.6	(1)	2,106.7
Sales and marketing expenses	481.4	484.6	505.7	1,900.7	—		1,900.7		505.7
General and administrative expenses	678.1	651.2	806.1	2,838.2	—		2,838.2		806.1
Provision for doubtful debts and advances	23.3	27.7	7.4	52.5	—		52.5		7.4
Foreign exchange (gain) / loss, net	(347.9)	(113.4)	(4.5)	121.2			121.2		(4.5)
Operation income	1,313.5	1,306.0	1,116.8	4,167.2	312.3		3,855.0		792.0
Other income / (expense), net	286.7	154.4	180.8	550.0	4.6		545.4		176.0
Income before income taxes	1,600.2	1,460.3	1,297.6	4,717.2	316.9	(2)	4,400.4	(2)	968.1
Income taxes	252.7	260.1	1,444.5	2,103.7	1,194.8		908.9		202.1
Net income/(loss)	1,347.5	1,200.3	(146.9)	2,613.6	(877.9	)(3)	3,491.4	(3)	766.0
Earning per share
- Basic	9.72	8.68	(1.07)	18.94	—		25.31		5.55
- Diluted	9.63	8.61	(1.07)	18.82	—		25.14		5.55
Weighted average number of common shares used in computing earnings per share
- Basic	138,646,132	138,342,512	137,889,376	137,957,477	—		137,957,477		137,889,376
- Diluted	139,978,442	139,413,330	137,889,376	138,904,860	—		138,904,860		137,889,376

** Prior year’s tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversal of additional provisions leading to an increase in Q2 2006 Gross Profit and Operation Income and a decrease in Q2 2006 Net Income.

(1) — due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) — impact of 1, net of write-back of interest/penalty for earlier years

(3) — impact of re-assessed corporate taxes for earlier years, net of 2

6

Important Notes to this release:

—	Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the second quarter ended 30th June 2007

—	U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

—	Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

—	Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

—	Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, telecommunications and media, and its technology-focused practices.

With an employee strength of over 12,000; multiple global development centres spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com.

7

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

—Ends—

8

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

SECOND QUARTER ENDED JUN 30, 2007

July 26, 2007

NOTES:

•                  Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Jun 30, 2007.

•                  U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•                  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

Fact Sheet Summary Index

A1) CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000)
For the quarter / period ended

Particulars	Jun 30 2007	Jun 30 2006	YoY Change %	Mar 31 2007	QoQ Change %	2006

Revenue	163,334	143,027	14.2%	156,011	4.7%	578,851
Cost of revenues	106,039	86,830	22.1%	97,535	8.7%	359,832
Depreciation	4,353	3,190	36.5%	3,809	14.3%	13,173
Gross Profit	52,942	53,007	-0.1%	54,667	-3.2%	205,846
Sales and marketing expenses	11,862	11,024	7.6%	11,244	5.5%	43,090
General and administrative expenses	16,710	17,574	-4.9%	15,109	10.6%	64,343
Provision for doubtful debts and advances	574	161	256.3%	643	-10.8%	1,191
Foreign exchange (gain) / loss, net	(8,572)	(98)	8644.6%	(2,630)	225.9%	2,748
Operating income	32,368	24,346	32.9%	30,301	6.8%	94,474
Other income / (expense), net	7,065	3,941	79.3%	3,581	97.3%	12,468
Income before income taxes	39,433	28,287	39.4%	33,882	16.4%	106,942
Income taxes	6,226	31,492	-80.2%	6,034	3.2%	47,692
Net income/(loss)	33,207	(3,205)	-1136.3%	27,848	19.2%	59,250
Earning per share
- Basic	$0.24	$(0.02)	-1130.8%	$0.20	19.0%	$0.43
- Diluted	$0.24	$(0.02)	-1121.0%	$0.20	18.8%	$0.43
Weighted average number of common shares used in computing earnings per share
- Basic	138,646,132	137,889,376		138,342,512		137,957,477
- Diluted	139,978,442	137,889,376		139,413,330		138,904,860

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

	As on	As on	As on
Particulars	30-Jun-07	31-Mar-07	30-Jun-06

Assets
Total current assets	529,718	477,983	426,014
Goodwill	51,246	39,832	39,883
Intangible assets, net	9,163	9,425	10,212
Property, plant, and equipment, net	159,000	142,040	101,368
Other assets	19,692	15,445	14,502
Total assets	768,819	684,724	591,980
Liabilities
Total current liabilities	145,054	120,755	144,228
Capital lease obligations excluding current installments	280	381	480
Other liabilities	13,222	12,543	12,525
Total liabilities	158,556	133,679	157,232
Total shareholders’ equity	610,262	551,045	434,747
Total liabilities & shareholders’ equity	768,819	684,724	591,980

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

	Jun 30	Mar 31	Jun 30
Particulars	2007	2007	2006	2006
Net cash provided by operating activities	36,173	14,140	16,787	59,091
Net cash used in investing activities	(9,406)	(26,123)	(12,046)	(155,426)
Capital expenditure, net	(18,484)	(18,394)	(12,656)	(48,537)
Investment in securities, net	9,078	(7,729)	1,107	(94,547)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	—	(498)	(12,342)
Net cash provided / (used) in financing activities	(10,063)	1,137	(7,303)	(7,106)
Others	(114)	(121)	(99)	(391)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	224	1,258	184	1,848
Dividend on common shares	(10,174)	(0)	(7,388)	(8,563)
Net increase / (decrease) in cash and equivalents	16,704	(10,845)	(2,563)	(103,441)
Effect of exchange rate changes on cash and equivalents	7,511	1,942	(5,061)	1,132
Cash and equivalents at the beginning of the period	37,607	46,510	60,652	148,820
Cash and equivalents at the end of the period	61,822	37,607	53,027	46,510

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)
For the quarter / period ended

Particulars	Jun 30 2007	Jun 30 2006	Y_Y Change %	Mar 31 2007	Q_Q Change %	2006
Sales and service income	6,587,768	6,490,885	1.5%	6,796,257	-3.1%	26,080,258
Other income	761,320	49,775	1429.5%	365,019	108.6%	556,869
Total income	7,349,088	6,540,660	12.4%	7,161,276	2.6%	26,637,127
Staff costs	3,871,450	3,538,407	9.4%	3,706,781	4.4%	14,447,266
Selling, general and administration expenses	1,685,230	1,648,341	2.2%	1,820,190	-7.4%	6,763,551
Interest	38,699	128,655	-69.9%	30,553	26.7%	189,635
Total expenditure	5,595,379	5,315,403	5.3%	5,557,524	0.7%	21,400,452
Net profit before tax and adjustments	1,753,709	1,225,257	43.1%	1,603,752	9.4%	5,236,675
Provision for taxation	274,222	1,866,598	-85.3%	264,399	3.7%	2,567,682
Prior period adjustment	—	291,898		—		221,172
Profit/(loss) for the year after taxation	1,479,487	(933,239)	-258.5%	1,339,353	10.5%	2,447,821
Profit and loss account, brought forward	11,993,647	9,583,348	25.2%	10,646,309	12.7%	8,877,279
Add: Adjustment on account of Employee Benefits	—			7,985
Amount available for appropriation	13,473,134	8,650,109	55.8%	11,993,647	12.3%	11,325,100
Proposed dividend on equity shares	1,144	289		—		414,846
Dividend on equity shares of subsidiary		—		—		—
Dividend tax	12,515	40		—		58,182
Transfer to general reserve	—	—		—		205,763
Profit and loss account, carried forward
	13,459,475	8,649,780	55.6%	11,993,647	12.2%	10,646,309
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	10.67	(6.77)		9.68		17.74
- Diluted	10.54	(6.77)		9.59		17.60
Weighted average number of common shares used in computing earnings per share
- Basic	138,646,132	137,889,376		138,342,512		137,957,477
- Diluted	140,340,936	137,889,376		139,652,025		139,067,699

B2) CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000):

	As on	As on	As on
Particulars	30-Jun-07	31-Mar-07	30-Jun-06

Assets
Current assets, loans and advances	10,414,510	9,405,367	9,233,033
Goodwill	3,705,687	3,374,817	3,506,131
Fixed assets(Net of Depreciation)	6,888,925	6,464,593	4,887,766
Investments	10,861,216	11,042,104	9,921,888
Deferred tax asset, net	429,501	539,687	594,815
Total assets	32,299,839	30,826,568	28,143,633
Liabilities
Current liabilities and provisions	6,341,723	6,127,642	6,884,978
Secured loans	24,679	29,377	31,462
Deferred tax liability, net	—	18,820	95,354
Total liabilities	6,366,402	6,175,839	7,011,794
Total shareholders’ equity	25,933,437	24,650,729	21,131,839
Total liabilities & shareholders’ equity	32,299,839	30,826,568	28,143,633

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

	Jun 30	Mar 31	Jun 30
Particulars	2007	2007	2006	2006

Cash flows from / (used in) operating activities (A)	1,379,839	489,142	891,573	2,292,436

Cash flows used in investing activities (B)	(261,690)	(1,015,863)	(572,121)	(6,631,107)

Cash flows from / (used in) from financing activities (C)	(415,533)	59,390	(594,040)	(310,356)

Effect of changes in exchange rates (D)	179,631	42,118	6,673	2,296

Net decrease in cash and cash equivalents during the period (A+B+C+D)	882,247	(425,213)	(267,915)	(4,646,731)

Cash and cash equivalents at the beginning of the period	1,635,385	2,060,598	2,704,497	6,707,329

Cash and cash equivalents at the end of the period	2,517,632	1,635,385	2,436,582	2,060,598

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

	Jun 30	Jun 30	Mar 31
Particulars	2007	2006	2007	2006

Consolidated net income as per Indian GAAP	1,479,487	(933,239)	1,339,353	2,447,821
Acquisition of entity under common control	—	—	—	—
Income taxes	7,861	(83,933)	(9,569)	(133,791)
Fixed assets and depreciation	—	—	—
Amortisation of miscellaneous expenditure	—	—	—	—
Foreign currency differences	(86,717)	145,297	(62,991)	(153,501)
Employee retirement benefits	19,636	10,530	3,980	3,895
ESOP related Compensation Cost	(44,559)	(48,833)	(45,683)	(182,732)
Short provision for branch profit taxes in earlier years under Indian GAAP		—	—	—
Provision for decline in fair value of investment	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(9,793)	(9,904)	(10,477)	(41,176)
Prior period adjustment - Impact of prior period tax estimate		774,816	—	765,595
Others	3,522	(436)	14,085	(21,878)
Total	(110,051)	787,537	(110,655)	236,412

Consolidated net income as per US GAAP	1,369,436	(145,702)	1,228,698	2,684,233

D1) CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION
For the quarter / period ended

	Jun 30	Jun 30	Mar 31
Particulars	2007	2006	2007	2006

Exchange rate$1 = INR	40.58	45.87	43.10	44.11
Revenues	6,628,074	6,560,658	6,724,053	25,533,112
Cost of revenues	4,303,041	3,982,891	4,203,757	15,872,183
Depreciation	176,651	146,314	164,154	581,072
Gross Profit	2,148,382	2,431,453	2,356,141	9,079,857
Sales and marketing expenses	481,367	505,678	484,613	1,900,705
General and administrative expenses	678,110	806,120	651,189	2,838,156
Provision for doubtful debts and advances	23,285	7,387	27,719	52,536
Foreign exchange (gain) / loss, net	(347,853)	(4,497)	(113,352)	121,211
Operating income	1,313,473	1,116,765	1,305,972	4,167,249
Other income / (expense), net	286,727	180,801	154,376	549,986
Income before income taxes	1,600,200	1,297,566	1,460,348	4,717,235
Income taxes	252,660	1,444,527	260,068	2,103,684
Net income/(loss)	1,347,540	(146,961)	1,200,280	2,613,551
Earning per share
- Basic	9.72	(1.07)	8.68	18.94
- Diluted	9.63	(1.07)	8.61	18.82
Weighted average number of common shares used in computing earnings per share
- Basic	138,646,132	137,889,376	138,342,512	137,957,477
- Diluted	139,978,442	137,889,376	139,413,330	138,904,860

D2) CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

	As on	As on	As on
Particulars	30-Jun-07	31-Mar-07	30-Jun-06
Exchange rate $1 = INR	40.58	43.10	45.87
Assets
Total current assets	21,495,966	20,601,059	19,541,278
Goodwill	2,079,563	1,716,745	1,829,424
Intangible assets, net	371,824	406,221	468,432
Property, plant, and equipment, net	6,452,229	6,121,934	4,649,758
Other assets	799,089	665,667	665,220
Total assets	31,198,670	29,511,625	27,154,112
Liabilities
Total current liabilities	5,886,300	5,204,555	6,615,720
Capital lease obligations excl. installments	11,370	16,426	22,008
Other liabilities	536,549	540,589	574,516
Total liabilities	6,434,219	5,761,570	7,212,244
Total shareholders’ equity	24,764,451	23,750,055	19,941,868
Total liabilities & shareholders’ equity	31,198,670	29,511,625	27,154,112

D3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

	Jun 30	Mar 31	Jun 30
Particulars	2007	2007	2006	2006
Exchange rate $1 = INR	40.58	43.10	45.87	44.11
Net cash provided by operating activities	1,467,914	609,452	770,001	2,606,508
Net cash used in investing activities	(381,692)	(1,125,912)	(552,570)	(6,855,856)
Capital expenditure, net	(750,073)	(792,789)	(580,526)	(2,140,979)
Investment in securities, net	368,381	(333,122)	50,794	(4,170,457)
Investment in subsidiary, net of cash acquired	—	—	(22,838)	(544,421)
Net cash provided / (used) in financing activities	(408,365)	49,025	(335,002)	(313,441)
Others	(4,624)	(5,194)	(4,536)	(17,242)
Common shares issued, net of expenses	9,102	54,240	8,418	81,500
Dividend on common shares	(412,843)	(21)	(338,884)	(377,699)
Net increase / (decrease) in cash and equivalents	677,857	(467,434)	(117,570)	(4,562,790)
Effect of exchange rate changes on cash and equivalents	304,798	83,706	(232,164)	49,914
Cash and equivalents at the beginning of the period	1,526,084	2,004,581	2,782,103	6,564,433
Cash and equivalents at the end of the period	2,508,739	1,620,853	2,432,370	2,051,557

E1 ) REVENUE ANALYSIS

	Jun 30	Mar 31	Jun 30
Revenue By Geographical Segments	2007	2007	2006	2006
United States	77.4%	78.7%	81.0%	80.8%
Europe	14.2%	14.2%	11.2%	11.6%
Japan	3.0%	3.0%	3.9%	3.8%
Asia-Pacific (excluding Japan)	3.5%	2.8%	2.3%	2.3%
Rest of the world	2.0%	1.3%	1.7%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

	Jun 30	Mar 31	Jun 30
Revenue by Industry Verticals	2007	2007	2006	2006
Insurance	23.6%	24.4%	23.2%	23.2%
Manufacturing	22.0%	21.9%	21.4%	21.7%
Financial Services	14.6%	14.0%	15.5%	15.3%
Telecommunications	14.1%	14.7%	20.2%	18.9%
Growth Industries	8.4%	8.2%	5.8%	6.7%
Product Engineering Servcies	17.3%	16.8%	13.9%	14.2%
Total	100.0%	100.0%	100.0%	100.0%

	Jun 30	Mar 31	Jun 30
Revenue by Service Offerings	2007	2007	2006	2006
Application Development & Maintenance	64.4%	65.6%	71.8%	70.8%
Enterprise Application Systems	14.3%	13.5%	13.6%	13.2%
Embedded Technology Services	11.5%	11.5%	9.0%	9.5%
Enterprise Systems Management	5.8%	5.6%	4.0%	4.6%
Others	4.0%	3.8%	1.6%	1.9%
Total	100.0%	100.0%	100.0%	100.0%

	Jun 30	Mar 31	Jun 30
Revenue by Project Type	2007	2007	2006	2006
Time and Material	68.1%	67.9%	64.0%	64.8%
Fixed Price (including Fixed Price SLA)	31.9%	32.1%	36.0%	35.2%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

	Jun 30	Mar 31	Jun 30
Particulates	2007	2007	2006	2006
Top client	10.7%	11.1%	14.5%	14.6%
Top 5 Clients	33.5%	35.9%	38.2%	37.1%
Top 10 Clients	46.9%	48.8%	54.1%	53.1%
Client data
No of $1 million clients	72	74	64	74
No of new clients	25	26	23	92
No. of active Clients	267	252	220	239
% of Repeat Business	92.7%	93.8%	92.0%	91.5%

E3) EFFORTS AND UTLISATION

	Jun 30	Mar 31	Jun 30
Efforts Mix	2007	2007	2006	2006
Onsite efforts	30.7%	31.7%	33.7%	33.3%
Offshore efforts	69.3%	68.3%	66.3%	66.7%
Total	100.0%	100.0%	100.0%	100.0%

	Jun 30	Mar 31	Jun 30
Utilisation	2007	2007	2006	2006
Utilisation	71.7%	72.8%	70.2%	71.4%

E4) EMPLOYEE METRICS

	Jun 30	Mar 31	Jun 30
	2007	2007	2006	2006
Total Employees	13,723	13,096	12,608	12,804
Offshore	10,832	10,169	9,908	10,009
Onsite	2,891	2,927	2,700	2,795
Total	13,723	13,096	12,608	12,804

Sales & Support Staff	1,370	1,273	1,306	1,251
Net Additions	627	292	460	1,002
Attrition (LTM) excluding BPO	30.1%	29.2%	20.8%	27.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 26, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary